UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

99¢ ONLY STORES

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

65440K106
(CUSIP Number)

December 23, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 ☐          Rule 13d-1(b)
                                 ☒         Rule 13d-1(c)
                                 ☐          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,341,575 (a) (b) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,341,575 (a) (b) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,575 (a) (b) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (a) (b) (see Item 4)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 65440K106	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,341,575 (a) (b) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,341,575 (a) (b) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,575 (a) (b) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (a) (b) (see Item 4)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 65440K106	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,650,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,650,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 65440K106	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,991,575 (a) (b) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,991,575 (a) (b) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,991,575 (a) (b) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (a) (b) (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)                                               Name of Issuer:

 99¢ Only Stores

Item 1(b)	Address of Issuer's Principal Executive Offices:

 4000 Union Pacific Avenue, City of Commerce, California 90023

Item 2(a)                                                Name of Person Filing:

This statement is filed by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock, no par value (“Shares”), of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant Fund”); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Associates and SAC MultiQuant Fund; (iii) Sigma Capital Management, LLC (“Sigma Management”) with respect to Shares beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and (iv) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC MultiQuant Fund, Sigma Management, and Sigma Capital Associates.

SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Management and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)                                                Address or Principal Business Office:

The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; and (ii) Sigma Management is 540 Madison Avenue, New York, New York 10022.

Item 2(c)                                               Citizenship:

SAC Capital Advisors LP is a Delaware limited partnership.  SAC Capital Advisors Inc. is a Delaware corporation.  Sigma Management is a Delaware limited liability company.  Mr. Cohen is a United States citizen.

Item 2(d)                                               Title of Class of Securities:

Common Stock, no par value

Item 2(e)                                               CUSIP Number:

65440K106

Item 3                                                   Not Applicable

Item 4                                                   Ownership:

The percentages used herein are calculated based upon the Shares issued and outstanding as of November 1, 2010 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 25, 2010.

                                                               As of the close of business on December 31, 2010:

1.  S.A.C. Capital Advisors, L.P.
(a) Amount beneficially owned: 2,341,575 (a) (b)
(b) Percent of class: 3.3% (a) (b)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,341,575 (a) (b)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,341,575 (a) (b)

2.  S.A.C. Capital Advisors, Inc.
(a) Amount beneficially owned: 2,341,575 (a) (b)
(b) Percent of class: 3.3% (a) (b)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,341,575 (a) (b)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,341,575 (a) (b)

3.  Sigma Capital Management, LLC
(a) Amount beneficially owned: 1,650,000
(b) Percent of class: 2.4%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,650,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,650,000

4. Steven A. Cohen
(a) Amount beneficially owned: 3,991,575 (a) (b)
(b) Percent of class: 5.7% (a) (b)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,991,575 (a) (b)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,991,575 (a) (b)

(a) Includes 50,000 Shares subject to call options held by SAC Capital Associates.

(b) The number of Shares reported herein includes 1,487 Shares held in an external account for the benefit of SAC MultiQuant Fund, and managed by an external investment manager pursuant to an investment management agreement (the “External Manager Agreement”).   SAC Capital Advisors LP, as investment manager to SAC MultiQuant Fund, may terminate the External Manager Agreement at any time and, by operation of Rule 13d-3 of the Securities Exchange Act, may be deemed to beneficially own such Shares.

SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Management, and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates and SAC MultiQuant Fund.  SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP.  Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates.  Mr. Cohen controls each of SAC Capital Advisors Inc. and Sigma Management.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,341,575 (a) (b) Shares (constituting approximately 3.3% (a) (b) of the Shares outstanding); and (ii) Sigma Management and Mr. Cohen may be deemed to beneficially own 1,650,000 Shares (constituting approximately 2.4% of the Shares outstanding).  Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Management, and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5                                                    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2011

S.A.C. CAPITAL ADVISORS, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:  /s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person